UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of April 2009

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Mira Rosenzweig —————————————— Mira Rosenzweig, Chief Financial Officer

Dated: April 1, 2009

The Company’s parent Company, Priortech Ltd. (“Priortech”), which is a publicly traded company on the Tel-Aviv Stock Exchange, is required to implement, as of January 1, 2007, Accounting Standard No. 30 of the Israel Accounting Standard Board (the “Standard”).

Details regarding the Standard and its implementation, as reflected on Priortech’s consolidated statements for the year 2007, March 31, June 30 and September 30, 2008, were given in the Company’s previous reports concerning the Standard, dated June 3, September 3 and November 28, 2007, April 7, May 29, August 25 and November 30, 2008.

The net amount of capitalized development expenses reflected on Priotech’s consolidated statements for the twelve month period ended December 31, 2008 is US$3,476 thousands. Another item of disclosure on Priortech’s reports reflects the fact that on December 31, 2008, Camtek was engaged in hedging transactions in US Dollars on the NIS exchange rate. The opened hedging transactions as of December 31st, 2008, are displayed in the following table:

Amount-$	Put/call	Repayment date	Transaction date	Exchange Rate NIS/US$	Fair Value US$

300,000	put	28/01/2009	12/11/2008	3.81	4,209
300,000	call	28/01/2009	12/11/2008	3.81	(1,580)
300,000	put	25/02/2009	12/11/2008	3.81	6,406
300,000	call	25/02/2009	12/11/2008	3.81	(3,147)
300,000	put	27/03/2009	12/11/2008	3.81	(4,266)
300,000	call	27/03/2009	12/11/2008	3.81	7,852
400,000	call	28/04/2009	12/11/2008	3.81	(6,592)
400,000	put	28/04/2009	12/11/2008	3.81	11,793
400,000	call	26/05/2009	12/11/2008	3.82	(7,103)
400,000	put	26/05/2009	12/11/2008	3.82	12,712
400,000	call	26/06/2009	12/11/2008	3.82	(7,956)
400,000	put	26/06/2009	12/11/2008	3.82	13,671
300,000	call	29/07/2009	24/12/2008	3.82	(6,677)
300,000	put	29/07/2009	24/12/2008	3.82	10,841
300,000	put	27/08/2009	24/12/2008	3.82	11,257
300,000	call	27/08/2009	24/12/2008	3.82	(6,615)
300,000	put	25/09/2009	24/12/2008	3.83	11,647
300,000	call	25/09/2009	24/12/2008	3.83	(7,001)
300,000	call	28/10/2009	24/12/2008	3.83	(7,488)
300,000	put	28/10/2009	24/12/2008	3.83	12,388
300,000	call	26/11/2009	24/12/2008	3.83	(7,878)
300,000	put	26/11/2009	24/12/2008	3.83	13,115
300,000	put	29/12/2009	24/12/2008	3.83	13,912
300,000	call	29/12/2009	25/12/2008	3.83	(8,539)